Pricing Term Sheet	Free Writing Prospectus
dated as of August 16, 2023	Filed pursuant to Rule 433

Supplementing the
Preliminary Prospectus Supplement dated August 16, 2023 to the
Prospectus dated April 14, 2023
Registration No. 333-271275

$600,000,000

Apollo Global Management, Inc.

7.625% Fixed-Rate Resettable Junior Subordinated Notes due 2053

Final Pricing Term Sheet

August 16, 2023

The information in this pricing term sheet relates to Apollo Global Management, Inc.’s offering of its 7.625% Fixed-Rate Resettable Junior Subordinated Notes due 2053 (the “Offering”) and should be read together with the preliminary prospectus supplement dated August 16, 2023 relating to the Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the related base prospectus dated April 14, 2023, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, with Registration Statement No. 333-271275. The information in this pricing term sheet supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement or the accompanying prospectus. Terms not defined in this pricing term sheet have the meanings given to such terms in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Apollo Global Management, Inc.

Guarantors:	Apollo Asset Management, Inc., Apollo Management Holdings, L.P., Apollo Principal Holdings I, L.P., Apollo Principal Holdings II, L.P., Apollo Principal Holdings III, L.P., Apollo Principal Holdings IV, L.P., Apollo Principal Holdings V, L.P., Apollo Principal Holdings VI, L.P., Apollo Principal Holdings VII, L.P., Apollo Principal Holdings VIII, L.P., Apollo Principal Holdings IX, L.P., Apollo Principal Holdings X, L.P., Apollo Principal Holdings XII, L.P. and AMH Holdings (Cayman), L.P.

Securities:	7.625% Fixed-Rate Resettable Junior Subordinated Notes due 2053 (the “notes”)

Ranking:	Junior subordinated unsecured notes

Principal Amount Offered:	$600,000,000

Trade Date:	August 16, 2023

Settlement Date(1):	August 23, 2023 (T+5)

Maturity Date:	September 15, 2053

Coupon:	7.625%

Underwriting Discount:	$0.7875 per note sold to retail investors (in the case of 5,800,000 notes sold to retail investors) and $0.50 per note sold to institutional investors (in the case of 18,200,000 notes sold to institutional investors)

Price to Public:	$25 per note plus accrued interest, if any, from August 23, 2023 to the date of delivery.

First Call Date:	December 15, 2028

Interest:	The initial interest rate for the notes from and including the issue date to, but excluding, December 15, 2028 (the “First Call Date”) will be 7.625% per annum. On and after the First Call Date, the interest rate on the notes for each Reset Period will be equal to the Five-Year U.S. Treasury Rate as of the most recent Reset Interest Determination Date plus a spread of 3.226%.

Interest Payment Dates:	March 15, June 15, September 15 and December 15 of each year, commencing on December 15, 2023, subject to the Issuer’s right to defer the payment of interest as described under “Optional Interest Deferral” below.

Optional Interest Deferral:	The Issuer has the right, on one or more occasions, to defer the payment of interest on the notes for up to five consecutive years (each such period, an “optional deferral period”). During an optional deferral period, interest will continue to accrue on the notes, and deferred interest payments will accrue additional interest at the then applicable interest rate on the notes, compounded quarterly as of each interest payment date to the extent permitted by applicable law.

Payment Restrictions During Interest Deferral Period:	If the Issuer has exercised its right to defer interest payments on the notes, neither the Issuer nor any Guarantor may generally make payments on or redeem or purchase any of its equity interests or any of its debt securities or guarantees that rank pari passu or junior to the notes, subject to exceptions for (1) pro rata cash distributions in respect of income tax liabilities pursuant to the organizational documents of the Issuer and the Guarantors existing as of the closing of the offering of the notes, (2) dividends or distributions of equity interests, (3) dividends in connection with a stockholder’s rights plan, (4) reclassification, exchange or conversion of equity interests, (5) purchases of fractional equity interests, (6) certain purchases of equity from employees and other insiders, (7) any exchange, redemption or conversion of any series or class of equity interests for or into another class or series of equity interests, (8) purchases, redemptions or acquisitions of securities under any agreement entered into prior to and not entered into in anticipation of the commencement of the optional deferral period and (9) payment of interest on pari passu debt (a) on a pro rata basis with the notes or (b) if a default would occur under such pari passu debt, on a non-pro rata basis.

Optional Redemption:	During the three-month period prior to, and including, the First Call Date, and during the three-month period prior to, and including, any subsequent Reset Date, the Issuer may, at its option, redeem the notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest to, but excluding, the redemption date.

Tax Redemption:	If a Tax Redemption Event occurs prior to the maturity date of the notes, the Issuer may, at its option, redeem the notes, in whole but not in part, within 120 days of the occurrence of a Tax Redemption Event, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest to, but excluding, the redemption date.

Rating Agency Event Redemption:	If a Rating Agency Event occurs prior to the maturity date of the notes, the Issuer may, at its option, redeem the notes, in whole but not in part, within 120 days of the occurrence of a Rating Agency Event, at a redemption price equal to 102% of the principal amount of the notes to be redeemed plus accrued and unpaid interest to, but excluding, the redemption date.

Day Count Convention:	30/360

Use of Proceeds:	The Issuer intends to use the proceeds from the offering of the notes, together with cash on hand, to (a) redeem in full the AAM Preferred Stock, with an aggregate liquidation value of $575.0 million, and (b) pay related fees and expenses in connection with the offering of the notes and the redemption of the AAM Preferred Stock.

Listing:	The Issuer intends to apply to list the notes on the New York Stock Exchange under the symbol “APOS”.

Denominations:	$25 and integral multiples of $25 in excess thereof

Expected Ratings(2):	Moody’s: A3 / S&P: BBB / Fitch: BBB+

CUSIP / ISIN:	03769M 205 / US03769M2052

Joint Book-Running Managers:	Morgan Stanley & Co. LLC BofA Securities, Inc. UBS Securities LLC Wells Fargo Securities, LLC

Joint Lead Managers:	Apollo Global Securities, LLC† Citigroup Global Markets Inc. Goldman Sachs & Co. LLC RBC Capital Markets, LLC

Co-Managers:	Deutsche Bank Securities Inc. SG Americas Securities, LLC

(1)

We expect delivery of the notes will be made against payment therefor on or about August 23, 2023, which is the fifth business day following the date hereof. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to the second business day before delivery will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their own advisors.

(2)

Note: A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. Each rating is subject to revision or withdrawal at any time by the assigning rating organization.

†	Apollo Global Securities, LLC is an affiliate of Apollo and will receive a portion of the gross spread as an underwriter in the sale of the notes.

The Issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by contacting: Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, email: prospectus@morganstanley.com, telephone: (866) 718-1649; BofA Securities, Inc., NC1-022-02-25, 201 North Tryon Street, Charlotte, North Carolina 28255, email: dg.prospectus_requests@bofa.com; UBS Securities LLC, 1285 Avenue of the Americas, New York, New York 10019, toll-free at 1-888-827-7275; or Wells Fargo Securities, LLC, Attention: WFS Customer Service, 608 2nd Avenue South, Suite 1000, Minneapolis, Minnesota 55402, telephone: 1-800-645-3751, email: wfscustomerservice@wellsfargo.com.

Any disclaimers or notices that may appear on this Final Pricing Term Sheet below the text of this legend are not applicable to this Final Pricing Term Sheet and should be disregarded. Such disclaimers may have been electronically generated as a result of this Final Pricing Term Sheet being sent via, or posted on, Bloomberg or another electronic mail system.